Mail Stop 3561

December 17, 2009

Nancy Bode, President
Oakleys Shooting Range, Inc.
1609 Baxter Avenue
Superior, WI 54880

> RE: **Oakleys Shooting Range, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed November 23, 2009**
> **File No. 24-10237**

Dear Ms. Bode:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part II. Offering Circular

1. We note your response to comment 3 which indicates that the individuals will limit their sales activities as set forth under Rule 3a4-1(a)(4)(ii) and (iii). We do not understand your response. We note your disclosure that it is anticipated that each of these individuals will conduct an informational meeting to potential investors. Please note that Rule 3a4-1(a)(4)(iii) requires the associated person to restrict their participation to means that do not involve oral solicitation of a potential purchaser. It appears that conducting an informational meeting with potential investors would not fit within 3a4-1(a)(4)(iii). Please revise your disclosure to clearly indicate how each of the individuals will satisfy the elements of Exchange Act Rule 3a4-1(a)(4)(ii) or (iii).

Item 5. Unregistered Securities Issued or Sold Within One Year

2. We note 204 voting common shares were issued to the founders throughout fiscal 2008 for $40,800. Explain your basis for offering these shares at $200, as required by Item 5(a)(3).

Risk Factors, page 3

3. As previously requested, please add a separate risk factor to address the present financial position of the company or advise us why the risk factor is not necessary.

4. We note your response to comment 9. Please add a separate risk factor to address the risks presented by the absence of a trading market.

5. We re-issue comment number 6 from our letter dated October 22, 2009. Please revise your risk factor subheadings to ensure they specifically disclose the material risk that you discuss in the text. Refrain from merely stating facts or describing events that may occur in the future in your subheadings. Explain how the risk factor is a risk or harm. Subheadings such as "Limited Operating History", "Forced Reductions if only the Minimum Offering is Raised", "Customers Limited Funds", "No Current Cash Distributions", "Costs of the Offering" do not explain the risk or possible harm to the company. Please revise all risk factors as appropriate.

6. We re-issue comment number 7 from our October 22, 2009 letter. We do not understand the basis for your belief that the company will be able to make distributions in 2013 (the stated time period) given that the company has not commenced operations and has never had any revenues or net income to date. Please revise your statement as appropriate.

(h) Offering Price of the Shares is Arbitrary, page 3

7. Please revise to address the nature of the risk to investors from the arbitrary establishment of the offering price.

Business and Properties, page 5

8. We note your statement that the company intends to acquire real estate in Douglas County for an estimated cost of $100,000. We also note the company's statement, in your milestones section on page 17 and in your Use of Proceeds section, that the cost of the land is estimated at $150,000. Finally, we note your response to Question 10(c) on page 28 that the company will use $100,000 to purchase real estate for the indoor shooting range. Please revise your disclosure as necessary.

9. Please revise your business section to address when the company will be required

to start repaying the SBA loan if it is obtained. Also address this information in your section addressing the probable consequences to the company of delays in achieving each of the milestone events.

Milestones, page 15

10. We note your response to comment 24 and the deletion of the sale of securities milestone event. After further consideration of your revised disclosure throughout the Offering Circular, please reinsert the sale of securities milestone event.

11. Please revise to update your disclosure in this section. We specifically note you indicate your estimated operating expenses from August 2009-July 2010.

12. Please make a clear statement in the event section "Secure financing from the Small Business Administration …" that there is no guarantee or assurance that the Small Business Administration will lend to the company even if the minimum amount is reached in this offering.

13. We note your statement that the anticipated cost for securing financing from the Small Business Administration is $0. It would appear that there is a cost associated with preparing the application, resumes, the company's financial information, the site plans, etc. to submit the completed application to the SBA. Please revise as appropriate.

14. We note your estimated operating expenses and repayment of accounts payable milestone event. Please revise this event to clarify which, if any, of the noted expenses will be incurred even if the company's offering is not successful. Also address the timing of those expenses which are not connected to the company's offering.

15. Please revise the "Build the facility…" event milestone to indicate how many months it will take to finish construction of the facility.

Offering Price Factors, page 21

16. We note your changes in your response to Question 7(b). Please revise to include the dollar amount of consideration in services received from Theresa Olson for the 6 shares of voting common stock.

17. We note your response to Question 8(b). Please clarify your response and explain to us the meaning of "If the maximum is sold: 59% If the minimum is sold: 35%." We may have further comment.

Use of Proceeds, page 25

18. We note your response to Question 9(b) that none of the proceeds is going to be used to discharge indebtedness. We note that the company will be paying the NE Entrepreneur Fund of the Development Association of Douglas County, some repayment of the SBA loan and $50,000 in attorney's fees from the offering proceeds. Please revise as appropriate or advise.

19. We note that your financial statements and notes to the financial statements indicate that the company has borrowed money from the shareholders on a short term basis to meet the company's cash flow requirements. Please address whether the proceeds will be used to discharge this indebtedness. We also note that the amount due to shareholders decreased from $15,859 as of December 31, 2008 to $1,563 as of September 30, 2009. Please advise us where the company obtained the funds to repay the indebtedness to the shareholders. We may have further comment.

20. We note your response to Question 12 that "the company needs $1,400,000 in financing from all sources to proceed with its plans." Please revise this statement to clarify that the $1,400,000 in financing required is in addition to the required minimum offering amount of $1,100,000 before the company can proceed with its plans.

Plan of Distribution, page 37

21. We note your response to comment 40 that the offering period has been revised to February 1, 2010 to February 1, 2011. We note your disclosure in response to Question 26(b) that the funds will be returned by the escrow agent if the minimum proceeds are not raised on November 1, 2010 (one year from the date of this offering). Please revise your disclosure accordingly.

22. We note your response to Question 26 that the funds will be placed in escrow until the minimum proceeds are raised. We also note your statement in the Business section that if the company is not able to secure at least $1.4 million in financing from the SBA within 9 months after the minimum offering is achieved then the company will promptly return all funds raised under the offering to the subscribers. Please clarify, in this section and the Business section, whether the funds will continue to be held in escrow while the company seeks the SBA financing or whether the company will have access to the funds after the minimum offering amount is raised. Also clarify whether there are any assurances that the company will be able to return all funds it has raised if the SBA financing is not obtained after the escrow is disbursed.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact David Walz, accountant, at (202) 551-3358 or Ryan Milne, accounting reviewer, at (202) 551-3688 with any questions regarding accounting issues and you may contact Janice McGuirk, examiner, at (202) 551-3395 or David Link, reviewer, at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax to Jennifer Krueger, Esq.
       (608) 257-2508